                                               Filed Pursuant to Rule 424(b)(2)
                                                             File No. 333-39704


                                 209,883 SHARES

                              CTN MEDIA GROUP, INC.

                                  COMMON STOCK

         CTN Media Group, Inc. ("CTN"), formerly known as College Television Network, Inc., is offering 209,883 shares of common stock which are issuable upon the exercise of outstanding warrants to purchase common stock at an exercise price of $5.40 per share. The 209,883 shares being offered hereby are in addition to 1,081,143 shares of common stock that were originally issuable in connection with the warrants and are the result of adjustments to the warrants required pursuant to the terms of the warrants. See "Issuance of Warrants to Warrantholders." Each of the warrantholders may be deemed to be an "Underwriter," as that term is defined in the Securities Act of 1933, as amended. CTN's common stock is quoted on the Nasdaq SmallCap Market under the symbol "UCTN."

         INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  THE DATE OF THIS PROSPECTUS IS JULY 10, 2000.


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                                TABLE OF CONTENTS

   Incorporation of Certain Documents by Reference ......................      2
   Where You Can Find More Information ..................................      3
   CTN Summary...........................................................      4
   Risk Factors .........................................................      4
   Forward-looking Statements ...........................................      8
   Use of Proceeds.......................................................      8
   Issuance of Warrants to Warrantholders ...............................      8
   Plan of Distribution..................................................      9
   Description of Securities.............................................      9
   Legal Matters.........................................................     12
   Experts...............................................................     12


         CTN has not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         This prospectus is part of a registration statement on Form S-3 that CTN filed with the Securities and Exchange Commission ("SEC"). This prospectus does not contain all the information in that registration statement. For further information with respect to CTN and the securities offered by this prospectus, you should review the registration statement. You can obtain the registration statement from the SEC at the public reference facilities we refer to below.

         The SEC allows CTN to "incorporate by reference" information into this prospectus. This means that CTN may refer you to important information about CTN provided in other documents on file with the SEC. The information incorporated by reference is considered to be part of this prospectus, unless that information has been updated in this prospectus. In addition, CTN may, from time to time, update information contained in this prospectus or in another document that is incorporated by reference. Whenever CTN files a document with the SEC that updates information in this prospectus or in any other document incorporated by reference, the new information will be considered to replace the old information. Any statement in this document that is subsequently updated will no longer be considered a part of this prospectus.

         The following documents are incorporated by reference into this prospectus:

1. Annual Report on Form 10-KSB filed March 30, 2000 for the year ended December 31, 1999.

2.       Proxy Statement for the 2000 Annual Meeting of Stockholders.

3. Quarterly Report on Form 10-QSB filed May 12, 2000 for the quarter ended March 31, 2000.

         All documents filed by CTN pursuant to Sections 13(a), 13(c), 14 or 15(c) of the Securities Exchange Act of 1934, as amended, subsequent to the date of the registration statement containing this prospectus and prior to the termination of the offering of the securities covered by this prospectus are also incorporated by reference in this prospectus and to be a part hereof from the date such documents are filed with the SEC.

         CTN will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the documents referred to above or in the prospectus which have been or may be incorporated by reference in this prospectus. CTN will not provide exhibits to any of such documents, however, unless such exhibits are specifically incorporated by reference into this prospectus. Requests for such copies should be directed to CTN's principal executive offices at 5784 Lake Forrest Drive, Suite 275, Atlanta, Georgia 30328, Attn:
Neil H. Dickson, telephone: (404) 256-4444.

                       WHERE YOU CAN FIND MORE INFORMATION

         CTN files reports, proxy statements and other information with the SEC. CTN has filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, to register the offering of the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. Prospective investors may read and copy the registration statement and its exhibits and schedules without charge at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Prospective investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, CTN is required to file electronic versions of these documents with the SEC through the SEC's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The SEC maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

                                   CTN SUMMARY

         THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. IT IS NOT COMPLETE AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK.

         CTN is a diversified media company specializing in reaching targeted audiences. CTN has properties in the television, magazine, newspaper and online sectors. CTN owns and operates the College Television Network, or the Network, a proprietary commercial television network that operates on college and university campuses across the country. The Network is provided to campuses through single-channel television systems placed free of charge primarily in the campus public venues, including dining facilities and student unions. At March 31, 2000, the Network was installed or contracted for installation at approximately 1,660 locations at various colleges and universities throughout the United States. According to projections from Nielson Media research and audience measuring data, the Network reaches 1.5 million young adult viewers each day.

         CTN publishes LINK Magazine, the most widely read college magazine in the United States, according to Student Monitor. Each issue of the publication is direct mailed to over 1.0 million students on college campuses. The magazine enjoys a total readership of 3.2 million college students. In addition, CTN owns iD8, an Atlanta-based advertising agency primarily involved in supporting the creative needs of CTN. In addition, iD8 places media buys and provides creative services for third-party clients.

         On August 31, 1999, CTN acquired all of the outstanding capital stock of Armed Forces Communications, Inc., a New York corporation doing business as Market Place Media, or MPM. MPM is a leading media placement and promotion specialist in the college, military, minority and seniors segments.

         On October 13, 1999, CTN created a subsidiary, Wetair.com, L.L.C., to develop and operate a proprietary Internet site for CTN called "Wetair.com". Wetair.com is a lifestyle and entertainment destination site for the 18-24 year old demographic. The site, which launched May 1, 2000, contains art and entertainment content from established media channels and from user-submitted sources. CTN owns 90% of the outstanding stock and Wetair operates as a subsidiary of CTN.

         CTN, a Delaware corporation, commenced operations in January 1991. Its principal executive offices are located at 5784 Lake Forrest Drive, Suite 275, Atlanta, Georgia 30328. CTN's telephone number is (404) 256-4444.

                                  RISK FACTORS

         YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO PURCHASE SHARES OF OUR COMMON STOCK.

WE HAVE EXPERIENCED, AND CONTINUE TO EXPERIENCE, NET LOSSES.

         Since our inception, we have experienced, and are continuing to experience, operating losses and negative cash flow from operations. Our statements of operations for the three month period ended March 31, 1999, and the three month period ended March 31, 2000, reflect net losses of $2,762,537, and $4,164,774, respectively. Due to the effect of the negative accretion adjustment of $24,708,308 for the redemption value of the preferred stock (which redemption cannot occur until July 23, 2006), the net income available to common stockholders for the three month period ended March 31, 2000 was $20,543,534, or approximately $1.40 basic income per share. This negative accretion was attributable to the downward adjustment to the preferred stock to its full redemption value resulting from a decline in the market value of the underlying common stock as of March 31, 2000. We expect to incur operating losses in the near future and until such time as operations generate sufficient revenues to cover our costs.

WE MAY REQUIRE ADDITIONAL WORKING CAPITAL OR FINANCING TO MEET OUR OPERATING DEMANDS IN 2000.

         The rapid development of our business will continue to require substantial capital expenditures for additional installations of network equipment at new affiliate locations. Our future financial results will depend primarily on our ability to increase our number of affiliate locations, maintain our existing installations and increase advertising revenues. We cannot assure that we will achieve profitability or positive cash flows from future operating activities. If we fail to increase the number of installation sites or experience operating difficulties, or if advertising revenues do not increase substantially, it is likely that we will be required to raise additional capital or obtain additional financing to fund our operations.

WE MAY NOT MEET OUR COVENANTS UNDER OUR BANK DEBT ARRANGEMENTS.

         At March 31, 2000, CTN did not meet the minimum EBITDA covenants of our $12.0 million line of credit facility. If we fail to meet a covenant under our bank loans, the financial institution has the right to declare the loan due upon demand. The financial institution has granted CTN a waiver for the current default. CTN negotiated new covenants for this credit facility. Our majority shareholder has committed to provide funding through the end of fiscal 2000 in the event we experience cash flow deficits from operations or cash flow deficits in connection with debt service requirements.

WE DEPEND UPON OUR ADVERTISING REVENUES.

         We derive a significant portion of our revenues from advertisers displaying their commercials on the Network. Although we have agreements with certain national advertisers and have held discussions or had prior agreements with other national advertisers, we cannot assure that these advertisers will continue to purchase advertising from us, or that new advertisers will purchase advertising from us. Because certain advertisers may discontinue or reduce advertising on the Network from time to time, we anticipate that we could experience fluctuations in operating results and revenues. The failure to attract and enter into new and/or additional agreements with national advertisers and to derive significant revenues from these advertisers would have a material adverse effect on our business and financial results.

WE DEPEND UPON THE COMMISSIONS AND FEES EARNED THROUGH MPM.

         MPM earns its revenues by charging commissions on the advertisements it places for clients. Historically, the commission customary in the industry was 15% of the gross charge for advertising space or time; more recently lower commissions are being negotiated with clients and commissions charged on media billings are not uniform. Revenues are dependent upon the marketing requirements of clients. Clients may reduce advertising and marketing budgets at any time.

WE MUST SECURE NEW INSTALLATIONS AND MAINTAIN EXISTING INSTALLATIONS.

         The Network's growth is dependent upon our ability to increase the number of installation sites at colleges and universities. If we increase our installation sites, we will have increased viewership and should be able to increase our advertising revenue. In addition, we believe that if we are able to increase our installation sites, it will become more difficult for a competitor to enter the market. We have increased our number of installations, including contracts for future installations, from 927 as of March 31, 1999 to 1,660 as of March 31, 2000. Although we have been successful in increasing our installation sites, we cannot assure that this growth will continue and that colleges and universities will not require the removal of our system from current locations. Our contracts with colleges and universities for installation sites typically have a three-year term. The failure to increase or maintain installation sites would have a material adverse effect on our business and financial results.

WE DEPEND UPON OUR ACCESS TO PROGRAMMING.

         We believe that our ability to maintain access to music videos and other programming on a regular, long-term basis, on terms favorable to us, is important to our future success and profitability. The Network's programming consists primarily of music, news, information and entertainment. The Network's music programming is provided free of charge by major music companies, including Warner/Elektra/Atlantic, EMI, Polygram, MCA and BMG. We also receive customized news and sports feeds produced for the Network by CNN through an agreement with Turner Private Networks. Termination of substantially all or a large number of our programming agreements would have a material adverse effect on our business and financial results.

WE DEPEND UPON SATELLITE TECHNOLOGY.

         The ability of the Network to transmit our programming, and thereby derive advertising revenue, is dependent upon proper performance of the satellite transmission equipment upon which the Network's programming delivery is based. Our contract with Public Broadcasting Service, Inc. provides for our sublease of transponder capacity on a satellite owned and operated by GE American Communications, Inc. We are entitled to limited protected service under the sublease in the event the satellite fails, which would enable the Network's programming to be redirected to a different satellite under certain circumstances and subject to certain limitations. However, in the event that the Network's programming is required to be redirected to a different satellite, our satellite dishes installed in each of our affiliate locations would be required to be redirected in order for the programming signals to be received from the satellite. This redirection procedure could take up to 21 days for completion and would involve significant cost to us. We have obtained insurance for certain of the costs associated with such a satellite failure, including the costs of redirecting the satellite dishes, securing a new satellite transponder, and the lost advertising revenues resulting from the interruption in programming.

WE DEPEND ON OUR AGREEMENTS WITH THIRD PARTIES.

         The ability of the Network to transmit our programming and to maintain and install our equipment is dependent upon performance by certain third parties under contracts with us. We are substantially dependent upon performance by unaffiliated companies for our day-to-day programming operations and system installation and maintenance.

ANY FAILURE TO MAINTAIN OR IMPROVE MARKET ACCEPTANCE FOR THE NETWORK WOULD ADVERSELY AFFECT OUR BUSINESS.

         Our prospects will be significantly affected by the success of our affiliate marketing efforts, the acceptance of our programming by potential viewers and our ability to attract advertisers. Achieving market acceptance for the Network will require significant effort and expenditures by us to enhance awareness and demand by viewers and advertisers. Our current strategy and future marketing plans may be subject to change as a result of a number of factors, including progress or delays in our affiliate marketing efforts, the nature of possible affiliation and other broadcast arrangements that may become available to us in the future, and factors affecting the direct broadcast industry. We cannot assure that our strategy will result in initial or continued market acceptance for the Network.

WE DEPEND UPON OUR KEY EXECUTIVES.

         We are substantially dependent on the efforts of: Jason Elkin, our Chairman and Chief Executive Officer; Martin Grant, our President and Chief Operating Officer, and Geoffrey Kanter, President of MPM. The loss of any of these executives could have a material adverse effect on our business and financial results. All of these executives have entered into multi-year employment agreements with us.

MPM DEPENDS ON ITS SALES STAFF TO MAINTAIN ITS BUSINESS.

         MPM's business is, and will continue to be, dependent upon the sales skills of its account personnel and their relationships with clients. There is substantial competition among media placement and advertising companies for talented personnel and MPM is vulnerable to adverse consequences from the loss of key individuals. Employees of MPM are generally not under employment contracts and are free to move to competitors.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY WITH OTHER COMPANIES.

         CTN competes for advertisers with many other forms of advertising media, including television, Internet, radio, print, direct mail and billboard. There are no meaningful intellectual property barriers to prevent competitors from entering into this market, and we cannot assure that a competitor with greater resources than us will not enter into the market. We believe that competition could increase as other organizations perceive the potential for commercial application of our product or service.

         MPM's business is highly competitive and advertising accounts may shift agencies on little or no notice. Clients may also reduce advertising and marketing budgets at any time. Many of MPM's current and potential competitors have longer operating histories, more established business relationships, larger customer bases, greater name recognition and substantially greater financial, technical, marketing, personnel, management, service, support and other resources than MPM does. This could allow MPM's current and potential competitors to respond more quickly than MPM can to new or emerging technologies and changes in customer requirements, to devote greater resources to the marketing and sale of their products and services and to adopt more aggressive pricing policies. We expect that competition will increase as other established and emerging companies enter the media placement market. Increased competition may result in price reductions, lower gross margins and loss of our market share. This could materially and adversely affect our business, financial condition and results of operations.

WE MUST CONTINUE TO ADVANCE OUR TECHNOLOGY.

         We expect technological developments and enhancements to continue at a rapid pace in the direct broadcast satellite network industry and related industries, and we cannot assure that technological developments will not require us to switch to a different transmission technology or cause our technology and products to be dated. Our future success could be largely dependent upon our ability to adapt to technological change and remain competitive.

OUR PRINCIPAL STOCKHOLDER CONTINUES TO CONTROL OUR AFFAIRS.

         U-C Holdings, L.L.C. beneficially owns approximately 84.9% of our outstanding voting stock, including common stock and voting preferred stock. As a result of its ownership, Holdings has, and will continue to have, sufficient voting power to determine our direction and policies, the election of our directors, the outcome of any other matter submitted to a vote of stockholders and to prevent or cause a change in our control.

WE MAY BE SUBJECT TO CONFLICTS OF INTEREST AND RELATED PARTY TRANSACTIONS.

         Certain conflicts of interest may arise as a result of the beneficial ownership interests in Holdings that are held by a majority of our directors, including our Chairman and Chief Executive Officer. Several members of our Board of Directors may be deemed to be indirect beneficial owners of the securities beneficially owned by Holdings. Conflicts of interest may arise as a result of these affiliated relationships. Although no specific measures to resolve such conflicts of interest have been formulated, our management has a fiduciary obligation to deal fairly and in good faith with us and will exercise reasonable judgment in resolving any specific conflict of interest that may occur.

THE HOLDERS OF OUR COMMON STOCK COULD BE MATERIALLY DILUTED UNDER CERTAIN CIRCUMSTANCES.

         The conversion of the shares of convertible preferred stock into common stock or the payment of a dividend of shares of common stock to the holders of convertible preferred stock will result in dilution of voting rights of the currently outstanding public holders of the common stock.

OUR REVENUES ARE SUBJECT TO SEASONALITY.

         Our revenues are affected by the pattern of seasonality common to most school-related businesses. Historically, we have generated a significant portion of our revenues during the period of September through May and substantially less revenues during the summer months when most colleges and universities do not hold regular classes.

OUR STOCK PRICE AND ABILITY TO RAISE CAPITAL OR OBTAIN FINANCING COULD BE HURT BY OUR OUTSTANDING WARRANTS AND OPTIONS.

         As of March 31, 2000, there are outstanding options to purchase 1,910,918 shares of our common stock granted to employees, officers and directors pursuant to our stock option plans and otherwise. In addition, there are warrants outstanding that permit their holders to purchase 1,893,982 shares of our common stock including the 209,883 shares of common stock offered hereby. Holdings has entered into certain Equity Protection Agreements, dated April 25, 1997, which allow Holdings to purchase additional shares of our common stock upon the exercise of options or warrants that were outstanding on April 25, 1997 at the price of $2.75 per share and $3.50 per share (as adjusted). Certain other holders of options and warrants also have demand and piggy-back registration rights. While such rights, warrants and options are outstanding, they may (i) adversely affect the market price of our common stock and (ii) impair our ability to, and the terms on which we can, raise additional equity capital or obtain debt financing.

SALES OF OUR SHARES COULD CAUSE OUR STOCK PRICE TO FALL.

         Sales of a substantial number of shares of common stock in the public market could adversely affect the market price of our common stock prevailing from time to time. All shares of our common stock, including shares held by Holdings, are freely tradable or may be sold pursuant to Rule 144 under the Securities Act. The sale of the shares of our common stock held by Holdings and other affiliates of CTN are subject to certain volume limitations set forth in Rule 144 under the Securities Act. As of March 31, 2000, options to purchase 1,910,918 shares and warrants to purchase 1,893,982 shares of our common stock were outstanding, of which options to purchase 956,196 shares and warrants to purchase 1,893,982 shares were exercisable.

THERE ARE SEVERAL RISKS ASSOCIATED WITH OUR ACQUISITION STRATEGY; IF WE CANNOT INTEGRATE ACQUIRED COMPANIES WITH OUR BUSINESS, OUR PROFITABILITY MAY BE ADVERSELY AFFECTED.

         We may seek to expand or complement our operations through the possible acquisition of other companies or through the licensing of programs that we believe are compatible with our business. While we explore acquisition opportunities from time to time, as of the date of this report, we have no definitive plans, agreements, commitments, arrangements or understandings with respect to any significant acquisition. We have not established any minimum criteria for any other acquisition, and our management and Board of Directors will have complete discretion in determining the terms of any such acquisition. Under Delaware law, various forms of business combinations can be effected without stockholder approval and, accordingly, stockholders will, in all likelihood, neither receive nor otherwise have the opportunity to evaluate any financial or other information which may be made available to us in connection with any acquisition and must rely entirely upon the ability of management in selecting, structuring and consummating acquisitions that are consistent with our business objectives.

         We have completed a number of acquisitions in the past two fiscal years and may complete additional acquisitions of complementary businesses in the future. Our operating results may be adversely affected by our ability to effectively and efficiently integrate these recently acquired companies as well as our ability to integrate companies that we acquire in the future.

                           FORWARD-LOOKING STATEMENTS

         Some of the statements contained in this prospectus contain forward-looking information. These statements are found in the sections entitled "CTN Summary" and "Risk Factors." They include statements primarily concerning our growth, future revenue, profitability and operating strategy.

         You can identify these statements by forward-looking words such as "expect," "believe," "goal," "plan," "intend," "estimate," "may" and "will" or similar words. You should be aware that those statements are subject to known and unknown risks, uncertainties and other factors, including those discussed in the section entitled "Risk Factors," that could cause the actual results to differ materially from those suggested by the forward-looking statements.

                                 USE OF PROCEEDS

         CTN will receive proceeds of approximately $1.1 million if all of the warrants relating to the shares offered hereby are exercised. There can be no assurance that such warrants will be exercised. In the event that any or all of the warrants are exercised, the proceeds will be used for general corporate purposes.

                     ISSUANCE OF WARRANTS TO WARRANTHOLDERS

         In 1996, CTN issued investment units consisting of an aggregate of 4,914,293 shares of common stock and warrants to purchase an aggregate of 4,914,293 shares of common stock. CTN also issued to Barington Capital, L.P.
a unit purchase option for 491,428 shares of common stock and warrants to purchase 491,428 shares of common stock. On August 2, 1996, CTN filed a registration statement relating to the offering of an aggregate of 10,823,046 shares of common stock which included the shares issuable upon the exercise of the warrants and unit purchase option at an exercise price of $1.29 per share.

         In November 1997, CTN effected a 1-for-5 reverse split of the common stock. As a result, the exercise price for the warrants was adjusted to $6.45 per share and represented the right to purchase an aggregate of 982,858 shares of common stock and the unit purchase option was adjusted to 98,285 shares of common stock and warrants to purchase 98,285 shares of common stock at $6.45 per share.

         In September 1998, CTN completed a rights offering to holders of record as of the close of business on July 17, 1998 (the "Record Date") of its common stock one non-transferable right for each 1.2825 shares of common stock held on the Record Date, with each right entitling the holder to subscribe for and purchase one share of common stock for a price of $1.60 per share. CTN raised approximately $10.0 million in proceeds, prior to expenses, from the offering. The subscription price for the shares was below the market price of the common stock on the date of issuance. Accordingly, the anti-dilution provisions of the warrants (including the unit purchase option warrants) required that both the number of shares that may be purchased pursuant to the warrants and the exercise price for the warrants be adjusted. As a result of these adjustments, the warrants entitled the holders to purchase an aggregate of 1,155,426 shares of common stock at an exercise price of $6.03.

         On several dates in 1999, CTN issued shares of Series A Convertible Preferred Stock, $.001 par value per share. The Series A Preferred is convertible into shares of common stock. The conversion price for the Series A Preferred was $4.50 per share on each issuance date, which was below the 30-day average market price of the common stock on the date of each issuance. Accordingly, the anti-dilution provisions of the warrants required that both the number of shares that may be purchased pursuant to the warrants and the exercise price for the warrants be adjusted. As a result of these adjustments, the warrants entitled the holders thereof to purchase an aggregate of 1,288,315 shares of common stock at an exercise price of $5.40 per share. At the date of this prospectus, after exercises of warrants, there remain outstanding warrants to purchase an aggregate of 969,150 shares of common stock.

                              PLAN OF DISTRIBUTION

         CTN is hereby offering for sale pursuant to this prospectus up to 209,883 shares of common stock issuable upon the exercise of warrants, which may be purchased by the holders of the warrants for an aggregate purchase price of $1,133,368. All expenses related to the registration of the shares of this will be borne by CTN.

         In order to comply with certain state securities laws, if applicable, the securities offered hereby will not be sold in a particular state unless such securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with.

                            DESCRIPTION OF SECURITIES

AUTHORIZED STOCK

         The authorized capital stock of CTN presently consists of 50,000,000 shares of common stock, of which 14,872,312 shares are issued and outstanding, and 2,800,000 shares of preferred stock, $.001 par value per share, of which 2,510,000 shares are designated as Series A Preferred. As to the remaining 290,000 shares of preferred stock, CTN's Certificate of Incorporation authorizes the board of directors of CTN, without the vote of the common stock shareholders, to set the rights, preferences and designation of those shares. Presently there are 1,976,665 shares of Series A Preferred outstanding. In connection with the Series A Preferred, CTN has 6,588,884 common shares reserved for possible conversions.

COMMON STOCK

         Subject to the prior rights of the holders of any shares of Preferred Stock which have been issued and are outstanding or may be issued in the future, the holders of the common stock are entitled to receive dividends from funds of CTN legally available therefor when, as and if declared by the Board of Directors of CTN, and are entitled to share ratably in all of the assets of CTN available for distribution to holders of common stock upon the liquidation, dissolution or winding-up of the affairs of CTN. There are presently 87 record holders of the common stock, although CTN believes there are approximately 1,202 beneficial owners of the common stock. Holders of the common stock do not have any preemptive, subscription, redemption or conversion rights. Holders of the common stock are entitled to one vote per share on all matters, which they are entitled to vote upon at meetings of stockholders, or upon actions taken by written consent pursuant to Delaware corporate law. The holders of common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares can elect all of the directors of CTN. Certain holders of the common stock have demand and/or piggyback registration rights. All of the shares of the common stock currently issued and outstanding are fully paid and nonassessable. No dividends have been paid to holders of the common stock since the inception of CTN, and no dividends are anticipated to be declared or paid in the foreseeable future. The common stock is currently quoted on the Nasdaq SmallCap Market.

PREFERRED STOCK

         CTN has 2,510,000 authorized shares of Series A Preferred, of which 1,976,665 shares are currently issued and outstanding. The Series A Preferred is convertible into shares of common stock at any time at the sole option of the holder. The conversion ratio of the Series A Preferred is computed by multiplying the number of shares of Series A Preferred to be converted by the $15.00 per share purchase price and dividing the product by the conversion price of $4.50 per share.

         The Series A Preferred is voting stock on an as-converted basis to common stock based upon the number of shares of Common Stock the Series A Preferred was convertible into on the date of issuance.

         The Series A Preferred accrues a cumulative dividend of 12% per annum, which is payable upon (i) liquidation of CTN, (ii) redemption of the Series A Preferred (allowable beginning July 23, 2006), (iii) conversion of the Series A Preferred (allowable at any time) or (iv) acquisition by CTN of the Series A Preferred.

         In addition, if at any time CTN grants, issues or sells any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of common stock (the "Purchase Rights"), then each holder of Series A Preferred shall be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of common stock acquirable upon conversion of such holder's Series A Preferred immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or if no such record is taken, the date as of which the record holders of common stock are to be determined for the grant, issue or sale of such Purchase Rights.

THE WARRANTS

         The following statements relating to certain provisions of CTN's outstanding warrants are summaries, do not purport to be complete and are subject to and qualified in their entirety by reference to all of the provisions, including the definitions of certain terms, contained in the warrants (a copy of which is on file with CTN).

         GENERAL. The warrants entitle the holder to purchase shares of common stock at an exercise price of $5.40 per share, after the adjustment discussed in the section captioned "Issuance of Warrants to Warrantholders." The warrants are fully exercisable and will expire April 25, 2001.

         EXERCISE. A warrantholder may exercise a warrant in whole, or in part from time to time, by payment in cash or certified or official bank check of the aggregate per share exercise price for the number of shares being purchased. Holders of the warrants as such will not have any of the rights or privileges of stockholders of CTN prior to the exercise of the warrants.

         REDEMPTION. The warrants are subject to redemption by CTN, upon 30 days' written notice, at a price of $.01 per warrant, if the closing bid price for the common stock has been at least 300% of the exercise price for the 20 trading day period ending on the third day prior to the date on which notice of redemption is given. For these purposes, the closing bid price of the common stock shall be determined by the closing bid price, as reported by Nasdaq, so long as the common stock is quoted on Nasdaq and, if the common stock is listed on a securities exchange or the Nasdaq National Market (the "NNM"), shall be determined by the last reported sales price where such securities are primarily traded. CTN's redemption rights will be in effect only if the common stock is either quoted on Nasdaq or listed on a securities exchange or the NNM. Holders of the warrants will automatically forfeit their rights to purchase the shares of common stock issuable upon exercise of such warrants unless the warrants are exercised before they are to be redeemed. All of the outstanding warrants must be redeemed if any portion of them is to be redeemed. A notice of redemption will be mailed to each of the registered holders of the warrants no later than 30 days before the date fixed for redemption. The notice of redemption shall specify the redemption price, the date fixed for redemption, the place where the warrant certificates shall be delivered and the date of expiration of the right to exercise the warrants.

HOLDINGS EQUITY PROTECTION AGREEMENTS

         In order to protect Holdings' percentage ownership interest in the common stock from dilution, CTN and Holdings entered into Equity Protection Agreements which provide that Holdings shall have the right to acquire additional shares of CTN's common stock at such time as the warrants and options to acquire CTN's common stock outstanding on the date such agreements are exercised. As of the date hereof, the Equity Purchase Agreements represent Holdings' right to purchase 5,147,400 shares of CTN's common stock. This right expires on April 25, 2004.

REGISTRATION RIGHTS

         CTN has granted to Holdings the right to require CTN to file one or more registration statements to register all or a portion of the common stock held by Holdings now or in the future so long as each request relates to at least 20% of the registrable securities then held by Holdings. In addition, Holdings is entitled to have such shares included in a registration statement filed by us, subject to certain restrictions. We are required to bear the expense of such registrations except for underwriting discounts and commissions, if any, which will be borne by Holdings. Holdings has waived its right to have shares included in the registration statement containing this prospectus.

CERTAIN PROVISIONS OF CTN'S CERTIFICATE OF INCORPORATION AND BYLAWS

         GENERAL. Shareholders' rights and related matters are governed by the Delaware General Business Law and CTN's Restated Certificate of Incorporation, as amended (the "Certificate"), and the Amended and Restated Bylaws of CTN, as amended (the "Bylaws"). Certain provisions of the Certificate and Bylaws of CTN, which are summarized below, could either alone or in combination with each others, have the effect of preventing a change in control of CTN or making changes in management more difficult.

         ISSUANCE OF PREFERRED STOCK. CTN's Certificate permits the Board of Directors to issue shares of preferred stock of CTN without stockholder approval, with the rights and privileges of such preferred stock determined by the Board of Directors. Through the issuance of such preferred stock, the Board could confer rights upon existing stockholders that may make a takeover of CTN less desirable.

         CORPORATE TAKEOVER PROVISIONS. The Bylaws require stockholder approval in the following situations: (a) when a stock option or purchase plan is to be established or when some other arrangement is to be made pursuant to which stock may be acquired by officers or directors of CTN, except for (i) warrants or rights issued generally to security holders of CTN, (ii) broadly based plans or arrangements including employees other than officers and directors or (iii) where the amount of securities which may be issued does not exceed the lesser of 1% of the number of shares of Common Stock outstanding or 25,000 shares; (b) when the issuance of securities will result in a Change of Control (as defined below) of CTN; (c) prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if: (i) (A) any director, officer or Substantial Stockholder (as defined below) of CTN has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and (B) the present or potential issuance of CTN's common stock, or securities convertible into or exercisable for CTN's common stock, could result in an increase in outstanding common shares or voting power of 5% or more; or (ii) due to the present or potential issuance of CTN's common stock, other than a public offering for cash: (A) the common stock of CTN to be issued in such transaction will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of the stock or securities convertible into or exercisable for CTN's common stock; or (B) the number of shares of common stock to be issued in such transaction is or will be equal to or in excess of 20% of the number of shares of CTN's common stock outstanding before the issuance of the stock or securities; or (d) prior to the issuance of securities in connection with a transaction other than a public offering involving: (i) the sale or issuance by CTN of its common stock (or securities convertible into or exercisable for its common stock) at a price less than the greater of book or market value which together with sales by officers, directors or Substantial Stockholders of CTN equals 20% or more of the issued and outstanding common stock of CTN or 20% or more of the voting power outstanding before such sale or issuance; or (ii) the sale or issuance by CTN of its common stock (or securities convertible into or exercisable for its common stock) equal to 20% or more of CTN's common stock or 20% or more of the voting power outstanding before such sale or issuance for less than the greater of book or market value of the stock. "Market value" of the common stock shall be equal to the average closing price per share as reported on the Nasdaq SmallCap Market for the 20 trading days ending the trading day that occurs 10 trading days prior to the date of issuance of the securities.

         "Change of Control" shall be deemed to have occurred upon the happening of any of the following:

(i) The consummation of any merger, reverse stock split, recapitalization or other business combination of CTN, with or into another corporation, or an acquisition of securities or assets by CTN, pursuant to which CTN is not the continuing or surviving corporation or pursuant to which shares of common stock of CTN would be converted into cash, securities or other property, other than a transaction in which the majority of the holders of common stock of CTN immediately prior to such transaction will own at least 25% of the voting power of the then-outstanding securities of the surviving corporation immediately after such transaction, or any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of CTN (other than a transfer of assets of collateral to secure a debt of CTN), or the liquidation or dissolution of CTN; or

(ii) A transaction in which any person (as such term is defined in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), corporation or other entity (other than CTN or any profit-sharing, employee ownership or other employee benefit plan sponsored by CTN or any subsidiary, or any trustee of or fiduciary with respect to any such plan when acting in such capacity, or any group comprised solely of such entities): (A) shall purchase any common stock of CTN (or securities convertible into common stock of CTN) for cash, securities or any other consideration pursuant to a tender offer or exchange offer, without the prior consent of the Board of Directors of CTN, or (B) shall become the "beneficial owner" (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly (in one transaction or a series of transactions), of securities of CTN representing 50% or more of the total voting power of the then-outstanding securities of CTN ordinarily (and apart from the rights accruing under special circumstances) having the right to vote in the election of directors (calculated as provided in Rule 13d3(d) in the case of rights to acquire CTN's securities).

         "Substantial Stockholder" means any person or entity with a beneficial ownership interest consisting of at least 5% of the number of issued and outstanding shares of CTN's common stock or 5% of CTN's outstanding voting power.

         SPECIAL MEETING CALL PROVISIONS. The Bylaws provide that special meetings of the Board of Directors may be called by the Chairman of the Board, Vice Chairman or Chief Executive Officer of CTN or any two members of the Board of Directors or an Investor Director. An "Investor Director" is a director designated by Holdings. At all meetings of the Board of Directors, a majority of the numbers of the Board of Directors and at least one Investor Director must be present to constitute a quorum.

DELAWARE ANTI-TAKEOVER LAW

         The provisions of Section 203 of the General Corporation Law of the State of Delaware, an anti-takeover law, will govern CTN. In general, this law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which such person became an interested stockholder, unless the business combination is approved in a prescribed manner. "Business combination" is defined to include mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is defined as a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of the corporation's voting stock.

                                  LEGAL MATTERS

         Legal matters relating to the securities offered hereby have been passed upon for CTN by Morris, Manning & Martin, L.L.P., Atlanta, Georgia.

                                     EXPERTS

         The financial statements incorporated in this prospectus by reference to CTN's Annual Report on Form 10-KSB for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.